EXHIBIT 99.2
SPHERE 3D CORP.
Condensed Consolidated Financial Statements (Unaudited)
Three and Nine Months Ended September 30, 2022 and 2021
(Expressed in U.S. dollars)

Sphere 3D Corp.
Condensed Consolidated Balance Sheets
(in thousands of U.S. dollars, except shares)

	September 30, 2022	December 31, 2021
Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$4,149	$54,355
Digital assets	1,462	—
Restricted cash	206	—
Accounts receivable, net	218	181
Notes receivable	5,510	1,859
Other current assets	17,766	22,027
Total current assets	29,311	78,422
Investments	7,520	19,949
Mining equipment, net	36,194	—
Intangible assets, net	44,947	63,017
Notes receivable, long-term	—	11,988
Other assets	92,567	102,548
Total assets	$210,539	$275,924
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$954	$1,252
Accrued liabilities	2,776	3,250
Accrued payroll and employee compensation	158	199
Deferred revenue	157	210
Other current liabilities	50	297
Total current liabilities	4,095	5,208
Deferred revenue, long-term	63	58
Other non-current liabilities	1,028	1,032
Total liabilities	5,186	6,298
Commitments and contingencies (Note 12)
Shareholders’ equity:
Preferred shares, no par value, unlimited shares authorized, 96,000 shares issued and outstanding as of September 30, 2022 and December 31, 2021	42,350	42,350
Common shares, no par value; unlimited shares authorized, 67,106,104 and 63,566,403 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	455,851	444,265
Accumulated other comprehensive loss	(1,796)	(1,794)
Accumulated deficit	(291,052)	(215,195)
Total shareholders’ equity	205,353	269,626
Total liabilities and shareholders’ equity	$210,539	$275,924
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Operations
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Revenues:	(Unaudited)		(Unaudited)
Digital mining revenue	$787	$—	$2,745	$—
Service and product revenue	569	1,041	1,904	2,875
Total revenues	1,356	1,041	4,649	2,875

Operating costs and expenses:
Cost of digital mining revenue	553	—	1,527	—
Cost of service and product revenue	296	460	996	1,281
Sales and marketing	236	287	731	998
Research and development	139	297	392	803
General and administrative	2,930	2,018	19,687	6,320
Depreciation and amortization	7,408	524	21,257	835
Impairment of digital assets	138	—	908	—
Total operating expenses	11,700	3,586	45,498	10,237
Loss from operations	(10,344)	(2,545)	(40,849)	(7,362)
Other income (expense):
Provision for losses on deposit for mining equipment	(10,000)	—	(10,000)	—
Forgiveness of note receivable	—	—	(13,145)	—
Impairment of investments	—	—	(12,429)	—
Interest expense, related party	—	—	—	(496)
Interest expense	—	(1)	—	(20)
Interest income and other (expense) income, net	(58)	146	687	225
Loss before income taxes	(20,402)	(2,400)	(75,736)	(7,653)
Provision for income taxes	121	—	121	—
Net loss	(20,523)	(2,400)	(75,857)	(7,653)
Dividends on preferred shares	—	168	—	530
Net loss available to common shareholders	$(20,523)	$(2,568)	$(75,857)	$(8,183)

Net loss per share:
Net loss per share basic and diluted	$(0.31)	$(0.07)	$(1.15)	$(0.41)
Shares used in computing net loss per share:
Basic and diluted	67,024,070	34,327,302	65,682,868	20,004,425
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Comprehensive Loss
(in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

	(Unaudited)		(Unaudited)
Net loss	$(20,523)	$(2,400)	$(75,857)	$(7,653)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(3)	(8)	(2)	4
Total other comprehensive (loss) income	(3)	(8)	(2)	4
Comprehensive loss	$(20,526)	$(2,408)	$(75,859)	$(7,649)
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Shareholders’ Equity
(in thousands of U.S. dollars, except shares)
(Unaudited)

	Preferred Shares		Common Shares		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2022	96,000	$42,350	63,566,403	$444,265	$(1,794)	$(215,195)	$269,626
Issuance of common shares and warrants for the settlement of liabilities	—	—	950,000	1,957	—	—	1,957
Share-based compensation	—	—	—	117	—	—	117
Other comprehensive income	—	—	—	—	9	—	9
Net loss	—	—	—	—	—	(14,647)	(14,647)
Balance at March 31, 2022	96,000	42,350	64,516,403	446,339	(1,785)	(229,842)	257,062
Issuance of common shares for the purchase of intangible assets	—	—	1,350,000	1,721	—	—	1,721
Issuance of common shares for vested restricted stock units, net of shares withheld for income taxes	—	—	639,366	—	—	—	—
Share-based compensation	—	—	—	7,199	—	—	7,199
Other comprehensive loss	—	—	—	—	(8)	—	(8)
Net loss	—	—	—	—	—	(40,687)	(40,687)
Balance at June 30, 2022	96,000	42,350	66,505,769	455,259	(1,793)	(270,529)	225,287
Issuance of common shares for vested restricted stock units, net of shares withheld for income taxes	—	—	600,335	—	—	—	—
Share-based compensation	—	—	—	592	—	—	592
Other comprehensive loss	—	—	—	—	(3)	—	(3)
Net loss	—	—	—	—	—	(20,523)	(20,523)
Balance at September 30, 2022	96,000	$42,350	67,106,104	$455,851	$(1,796)	$(291,052)	$205,353

See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Shareholders’ Equity (continued)
(in thousands of U.S. dollars, except shares)
(Unaudited)
	Preferred Shares		Common Shares		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2021	9,355,778	$11,769	7,867,186	$192,406	$(1,791)	$(197,375)	$5,009
Issuance of common shares for conversion of preferred shares	(2,495,300)	(2,482)	2,532,798	2,482	—	—	—
Issuance of common shares	—	—	235,000	597	—	—	597
Issuance of common shares for the settlement of liabilities	—	—	351,880	921	—	—	921
Exercise of warrants	—	—	743,820	478	—	—	478
Other comprehensive income	—	—	—	—	4	—	4
Net loss	—	—	—	—	—	(2,372)	(2,372)
Preferred dividends	—	—	—	—	—	(193)	(193)
Balance at March 31, 2021	6,860,478	9,287	11,730,684	196,884	(1,787)	(199,940)	4,444
Issuance of common shares for conversion of preferred shares	(2,399)	(2,160)	2,108,620	2,160	—	—	—
Issuance of common shares	—	—	6,695,000	7,642	—	—	7,642
Issuance of common shares for conversion of convertible debt	—	—	468,225	799	—	—	799
Issuance of common shares for settlement of liabilities	—	—	770,000	1,135	—	—	1,135
Exercise of warrants	—	—	747,000	687	—	—	687
Issuance of common shares for vested restricted stock units	—	—	62,500	—	—	—	—
Share-based compensation	—	—	—	247	—	—	247
Other comprehensive income	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	(2,881)	(2,881)
Preferred dividends	—	—	—	—	—	(169)	(169)
Balance at June 30, 2021	6,858,079	7,127	22,582,029	209,554	(1,779)	(202,990)	11,912
Issuance of preferred shares, net	10,000	9,575	—	—	—	—	9,575
Issuance of common shares for conversion of preferred shares	(6,867,079)	(15,745)	6,076,770	15,745	—	—	—
Issuance of common shares, net	—	—	25,088,530	186,778	—	—	186,778
Acquisition of intangible asset	—	—	4,500,000	11,408	—	—	11,408
Issuance of common shares for the settlement of liabilities	—	—	362,972	1,648	—	—	1,648
Exercise of warrants	—	—	498,500	423	—	—	423
Exercise of stock options	—	—	100,000	252	—	—	252
Share-based compensation	—	—	—	52	—	—	52
Other comprehensive loss	—	—	—	—	(8)	—	(8)
Net loss	—	—	—	—	—	(2,400)	(2,400)
Preferred dividends	—	—	—	—	—	(168)	(168)
Balance at September 30, 2021	1,000	$957	59,208,801	$425,860	$(1,787)	$(205,558)	$219,472
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2022	2021
Operating activities:	(Unaudited)
Net loss	$(75,857)	$(7,653)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	21,257	835
Forgiveness of note receivable	13,145	—
Impairment of investments	12,429	—
Provision for losses on deposit for mining equipment	10,000	—
Share-based compensation	7,908	299
Change in fair value of crypto asset payable	(1,535)	—
Impairment of digital assets	908	—
Digital assets issued for services	385	—
Realized gain on sale of digital assets	(10)	—
Gain on extinguishment of debt	—	(1,125)
Forgiveness of liabilities	—	(139)
Preferred shares penalty fee	—	653
Amortization of debt issuance costs	—	485
Changes in operating assets and liabilities:
Accounts receivable	(37)	38
Digital assets	(2,745)	—
Accounts payable and accrued liabilities	1,987	1,918
Accrued payroll and employee compensation	(41)	2
Deferred revenue	(48)	(477)
Other assets and liabilities, net	(15,852)	99
Net cash used in operating activities	(28,106)	(5,065)
Investing activities:
Payments for purchase of mining equipment	(17,323)	(85,000)
Notes receivable	(4,265)	(10,035)
Purchase of intangible assets	(306)	—
Investment in special purpose acquisition company, net	—	(4,420)
Net cash used in investing activities	(21,894)	(99,455)
Financing activities:
Proceeds from issuance of common shares and warrants, net	—	194,572
Proceeds from issuance of preferred shares, net	—	9,575
Proceeds from exercise of warrants	—	1,458
Payments for debt	—	(1,103)
Proceeds from long-term debt	—	447
Payments for line of credit, net	—	(402)
Proceeds from exercise of stock options	—	252
Payments for preferred share dividends	—	(218)
Net cash provided by financing activities	—	204,581
Effect of exchange rate changes on cash	—	(1)
Net (decrease) increase in cash, cash equivalents and restricted cash	(50,000)	100,060
Cash, cash equivalents and restricted cash, beginning of period	54,355	461
Cash, cash equivalents and restricted cash, end of period	$4,355	$100,521

See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Cash Flows (continued)
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2022	2021
	(Unaudited)
Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$34
Supplemental disclosures of non-cash investing and financing activities:
Reclassification from deposit for mining equipment to mining equipment	$37,304	$—
Issuance of common shares and warrants for settlement of liabilities	$1,957	$3,704
Issuance of common shares for purchase of intangible assets	$1,721	$11,408
Issuance of common shares for conversion of convertible debt	$—	$799
Issuance of common shares for exercise of warrants applied to settlement of liabilities	$—	$92
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1.Organization and Business
Sphere 3D Corp. was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.” Any reference to the “Company”, “Sphere 3D”, “we”, “our”, “us”, or similar terms refers to Sphere 3D Corp. and its subsidiaries. In January 2022, the Company commenced operations of its digital mining operation dedicated to becoming a leading carbon-neutral Bitcoin mining company. The Company is establishing an enterprise-scale mining operation through procurement of next-generation mining equipment and partnering with experienced service providers. In addition, the Company delivers data management and desktop and application virtualization solutions through hybrid cloud, cloud and on premise implementations by its global reseller network. The Company achieves this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. The Company’s products allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with the latest storage solutions. The Company’s brands include HVE ConneXions (“HVE”) and Unified ConneXions (“UCX”). In October 2021, the Company sold its SnapServer® product line and associated assets.
The Company has commenced planning and has entered into a series of agreements that have enabled it to enter the digital asset mining industry, including entering into a machine purchase agreement with FuFu Technology Limited (“BitFuFu”), the Master Services Agreement between Sphere 3D and Gryphon Digital Mining, Inc. (“Gryphon”), and the Sub-License and Delegation Agreement with Gryphon. The July 2021 agreement with BitFuFu, subsequently amended in September 2021, for the purchase of machines was assigned to Ethereal Tech PTE in October 2021. See Commitments and Contingencies in the Notes to the Condensed Consolidated Financial Statements for additional information.
Liquidity and Going Concern
Management has projected that cash on hand may not be sufficient to allow the Company to continue operations beyond the next 12 months if we are unable to raise additional funding for operations. In October 2022, we completed discussions with BitFuFu to modify our BitFuFu machine purchase agreement, and finalized the timing and volume of remaining deliveries with respect to our purchase order. No further payments on the contract are required by us. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds for working capital through equity or debt financings or other sources may depend on the financial success of our then current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at a reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. We require additional capital and if we are unsuccessful in raising that capital, we may be required to cancel our existing purchase obligations under our current mining purchase agreements, or we may not be able to continue our business operations in the cryptocurrency mining industry or we may be unable to advance our growth initiatives, either of which could adversely impact our business, financial condition and results of operations.

Significant changes from the Company’s current forecasts, including but not limited to: (i) shortfalls from projected sales levels; (ii) unexpected increases in product costs; (iii) increases in operating costs; (iv) changes in the historical timing of collecting accounts receivable; (v) fluctuations in the value of cryptocurrency; and (vi) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.
Given the Company’s existing purchase obligations, if such agreements are not cancelled by the Company, management has projected that cash on hand will not be sufficient to allow the Company to meet its outstanding purchase obligations beyond the next 12 months if the Company is unable to raise additional debt or equity funding for operations. Management is in discussions with one of our hosting providers to renegotiate current agreements. On a short-term basis, the Company plans to raise debt or equity funding to meet its payment obligations under its current contracts and for additional working capital. These factors, among others, raise substantial doubt that the Company will be able to continue as a going concern. The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from the outcome of this uncertainty.
Terminated Merger Agreement
On June 3, 2021, the Company entered into an Agreement and Plan of Merger, which was subsequently amended on December 29, 2021 (the “Merger Agreement”), which the Company agreed to acquire all of the issued and outstanding capital stock of Gryphon Digital Mining, Inc. (“Gryphon”) through a merger transaction (the “Merger”).
On February 15, 2022, and subsequently on March 7, 2022, primarily as a result of comments we received from the SEC relating to an amendment to the registration statement on Form F-4 we filed with the SEC on January 5, 2022 in connection with our proposed merger with Gryphon, we retained two independent investment banks to review the terms of the proposed Gryphon merger transaction. The nature of the review was to provide an independent analysis as to whether the consideration to be paid by us in the proposed merger was fair to our stockholders from a financial point of view and to assess the inputs to the financial models that were used to test such fairness.
On April 4, 2022, the Merger Agreement was terminated. The Company and Gryphon will continue its relationship through the Gryphon Master Services Agreement entered into in 2021.
2.Summary of Significant Accounting Policies
Principles of Consolidation
The condensed consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for a complete set of financial statements. These condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 30, 2022. In the opinion of management, all adjustments of a normal recurring nature considered necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations to be expected for the full fiscal year. These condensed consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated in consolidation.

Use of Estimates
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for impairment assessments of digital assets, definite-lived intangible assets; deferred revenue; allowance for doubtful receivables; warranty provisions; equity treatment of preferred shares and litigation claims. Actual results could differ from these estimates.
Reclassifications
Certain prior period amounts have been reclassified for consistency with the current period presentation. The reclassifications did not have a material impact on the Company's condensed interim consolidated financial statements and related disclosures.
Foreign Currency Translation
The financial statements of the Company’s foreign subsidiary, for which the functional currency is the local currency, is translated into U.S. dollars using the exchange rate at the consolidated balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as accumulated other comprehensive income (loss) within shareholders’ equity. Gains or losses from foreign currency transactions are recognized in the condensed consolidated statements of operations. Such transactions resulted in minimal losses in the three and nine months ended September 30, 2022 and 2021.
Cash Equivalents
Highly liquid investments with insignificant interest rate risk and original maturities of three months or less, when purchased, are classified as cash equivalents. Cash equivalents are composed of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.
Restricted Cash
Restricted cash is cash held in a separate bank account with restrictions on withdrawal. The Company’s restricted cash is pledged as collateral for a standby letter of credit to be used for the bonding purpose necessary for the Company to receive mining machines.
Accounts Receivable
Accounts receivable is recorded at the invoiced amount and is non-interest bearing. We estimate our allowance for doubtful accounts based on an assessment of the collectability of specific accounts and the overall condition of the accounts receivable portfolio. When evaluating the adequacy of the allowance for doubtful accounts, we analyze specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers’ payment terms and/or patterns. We review the allowance for doubtful accounts on a quarterly basis and record adjustments as considered necessary. Customer accounts are written-off against the allowance for doubtful accounts when an account is considered uncollectable.
Digital Assets
The Company accounts for digital assets as indefinite-lived intangible assets. The digital assets are recorded at cost less impairment. Fair value of the digital asset award received is determined using the market rates of the related digital asset at the transaction date. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is promulgated by the Financial Accounting Standards Board (“FASB”), the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

An impairment analysis is performed at each reporting period or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. The fair value of digital assets is determined on a nonrecurring basis based on quoted prices on the active exchange(s) that the Company has determined as the principal market for digital assets (Level 1 inputs). If the carrying value of the digital asset exceeds the fair value based on the lowest price quoted in the active exchanges during the period, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined.
Impairment losses are recognized in operating expenses in the consolidated statements of operations in the period in which the impairment is identified. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale or disposition.
Digital assets awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.
The following table presents the activities of the digital assets (in thousands):

Balance at January 1, 2022	$—
Addition of digital assets	2,745
Digital assets issued for services	(385)
Realized gain on sale of digital assets	10
Impairment loss	(908)
Balance at September 30, 2022	$1,462
Investments
The Company holds investments in equity securities of public and nonpublic companies for business and strategic purposes. The nonpublic equity securities do not have a readily determinable fair value and are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company reviews its investments on a regular basis to determine if the investments are impaired. For purposes of this assessment, the Company considers the investee’s cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management’s assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount. The Company recorded an impairment expense of $12.4 million to its investments during the nine month period ended September 30, 2022.
Mining Equipment
Mining Equipment is stated at cost, including purchase price and all shipping and custom fees, and depreciated using the straight-line method over the estimated useful lives of the assets, generally five years.
The Company reviews the carrying amounts of mining equipment when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

Intangible Assets
For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.
Purchased intangible assets are amortized on a straight-line basis over their economic lives of 15 months to 15 years for supplier agreements, six years for channel partner relationships, and seven years for customer relationships as this method most closely reflects the pattern in which the economic benefits of the assets will be consumed.
Impairment of Intangible Assets
Intangible assets are tested for impairment on an annual basis at December 31, or more frequently if there are indicators of impairment. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment.
Revenue Recognition
The Company accounts for revenue pursuant to ASU 2014-09, Revenue from Contracts with Customers and all the related amendments (“Topic 606”). Under Topic 606, an entity is required to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and contract consideration will be recognized on a “sell-in basis” or when control of the purchased goods or services transfer to the distributor.
The Company is engaged with digital asset mining pool operators to provide computing power to the mining pools. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives for successfully adding a block to the blockchain, plus a fractional share of the transaction fees attached to that blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. The Company satisfies its performance obligation at the point in time that the Company is awarded a unit of digital currency through its participation in the applicable network and network participants benefit from the Company’s verification service. The transaction price is the fair value of the digital asset mined, being the fair value per the prevailing market rate for that digital asset on the transaction date, and this is allocated to the number of digital assets mined. The transaction consideration the Company receives is noncash consideration, in the form of digital currency, which the Company measures at fair value on the date received which is not materially different than the fair value at contract inception or time the Company has earned the award from the mining pools. Fair value of the digital currency award received is determined using the spot price of the related digital currency on the date earned. The Company cannot determine, during the course of solving for a block, that a reversal of revenue is not probable and therefore revenue is recognized when the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive.
There is currently no definitive guidance under GAAP or alternative accounting framework for the accounting for digital currencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Expenses associated with running the digital asset mining operations, such as equipment depreciation, rent, operating supplies, utilities and monitoring services are recorded as cost of revenues.
The Company also generates revenue from: (i) solutions for standalone storage and integrated hyper-converged storage; (ii) professional services; and (iii) warranty and customer services. The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers the Company performs the following five steps: (i) identify the promised goods or services in the contract; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations.
The majority of the Company’s product and service revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied at a point in time. These contracts are generally comprised of a single performance obligation to transfer products. Accordingly, the Company recognizes revenue when change of control has been transferred to the customer, generally at the time of shipment of products. The Company sells its products both directly to customers and through distributors generally under agreements with payment terms typically less than 45 days. Revenue on direct product sales, excluding sales to distributors, are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our standard product warranty. Product sales to distribution customers that are subject to certain rights of return, stock rotation privileges and price protections, contain a component of “variable consideration.” Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products and is generally based upon a negotiated fixed price and is net of estimates for variable considerations.
For performance obligations related to warranty and customer services, such as extended product warranties, the Company transfers control and recognizes revenue on a time-elapsed basis. The performance obligations are satisfied as services are rendered typically on a stand-ready basis over the contract term, which is generally 12 months.
The Company also enters into revenue arrangements that may consist of multiple performance obligations of its product and service offerings such as for sales of hardware devices and extended warranty services. The Company allocates contract fees to the performance obligations on a relative stand-alone selling price basis. The Company determines the stand-alone selling price based on its normal pricing and discounting practices for the specific product and/or service when sold separately. When the Company is unable to establish the individual stand-alone price for all elements in an arrangement by reference to sold separately instances, the Company may estimate the stand-alone selling price of each performance obligation using a cost plus a margin approach, by reference to third party evidence of selling price, based on the Company’s actual historical selling prices of similar items, or based on a combination of the aforementioned methodologies; whichever management believes provides the most reliable estimate of stand-alone selling price.
Extended Warranty
Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. The Company contracts with third party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement. The Company will typically apply the practical expedient to agreements wherein the period between transfer of any good or service in the contract and when the customer pays for that good or service is one year or less. Advanced payments for long-term maintenance and warranty contracts do not give rise to a significant financing component. Rather, such payments are required by the Company primarily for reasons other than the provision of finance to the entity.

Research and Development Costs
Research and development expenses include payroll, employee benefits, share-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses are charged to operating expenses as incurred when these expenditures relate to the Company’s research and development efforts and have no alternative future uses.
Comprehensive Income (Loss)
Comprehensive income (loss) and its components encompass all changes in equity other than those arising from transactions with shareholders, including net loss and foreign currency translation adjustments, and is disclosed in a separate condensed consolidated statement of comprehensive loss.
Share-based Compensation
The Company accounts for share-based awards, and similar equity instruments, granted to employees, non-employee directors, and consultants under the fair value method. Share-based compensation award types include stock options, restricted stock awards, and restricted stock units. The Company uses the Black-Scholes option pricing model to estimate the fair value of option awards on the measurement date, which generally is the date of grant. The fair value of restricted stock awards and restricted stock units is estimated based on the market value of the Company’s common shares on the date of grant.
The cost of employee services received in exchange for an award of an equity instrument estimated fair value is recognized as expense on a straight-line basis over the requisite service period of the award. Share-based compensation expense for an award with performance conditions is recognized when the achievement of such performance conditions are determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed. Forfeitures are recognized in share-based compensation expense as they occur.
The Company has not recognized, and does not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of our net deferred tax assets and its net operating loss carryforward.
Segment Reporting
Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision-making group, in deciding the method to allocate resources and assess performance. The Company has two operating segments.
Recently Issued and Adopted Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed, the Company believes that the impact of recently issued standards will not have a material impact on the Company’s consolidated financial statements upon adoption.
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The new guidance eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance requires that the if-converted method is used in computing diluted EPS for all convertible instruments. The update is effective for annual reporting periods, including interim periods, beginning after December 15, 2021. The adoption of the new standard did not have a material effect on our financial position, results of operations or cash flows.

Accounting pronouncements pending adoption
On October 28, 2021, the FASB issued Accounting Standards Update No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). ASU 2021-08 amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The new standard is effective for the Company for its fiscal year beginning January 1, 2023 and interim periods within its fiscal year beginning January 1, 2023. Early adoption is permitted. The Company is evaluating the impact of adopting this standard.
3.    Notes Receivable
SPAC Sponsor Notes to MEOA
In August 2022, the Company’s subsidiary, SPAC Sponsor, entered into a promissory note with MEOA for a loan in the amount of $1,265,000. The entire principal amount of this note will be used solely for purposes of making a payment pursuant to the Investment Management Trust Agreement dated August 25, 2021 by and between MEOA and Continental Stock Transfer & Trust Company, a New York limited liability trust company, for an extension of consummation of an initial business combination. Such note is payable upon consummation of MEOA’s initial business combination, without interest, or, at the SPAC Sponsor’s discretion, would be convertible into warrants of MEOA at a price of $1.00 per warrant.
In February, March 2022 and September 2022, the Company’s subsidiary, SPAC Sponsor, in connection with the MEOA Commitment Agreement, entered into promissory notes with MEOA for a loan in the aggregate amount of $500,000. Such note is payable upon consummation of MEOA’s initial business combination, without interest, or, at the SPAC Sponsor’s discretion, would be convertible into warrants of MEOA at a price of $1.00 per warrant. If MEOA does not complete a business combination in the required timeframe such note would be forgiven.
Gryphon Promissory Note
In July 2021, the Company entered into a Promissory Note and Security Agreement with Gryphon, which was amended on August 30, 2021, September 29, 2021, and further amended on December 29, 2021 (the “Gryphon Note” as amended). The Gryphon Note, pursuant to which the Company agreed to loan in the aggregate to Gryphon $12.5 million, has a payment schedule whereby the principal and accrued interest shall be due and payable commencing on completion of the Merger Agreement, to be forgiven if the Merger Agreement is terminated. In January 2022, the Company advanced to Gryphon $2.5 million per the terms of Gryphon Note, as amended. The Gryphon Note bore interest at the rate of 9.5% per annum. On April 4, 2022, the Merger Agreement was terminated and the Gryphon Note was forgiven and $13.1 million, including interest, was written off to other expense during the second quarter of 2022. As of September 30, 2022 and December 31, 2021, the outstanding Gryphon Note balance, including accrued interest, was nil and $10.3 million, respectively.
Rainmaker Promissory Note
In September 2020, the Company entered into a Senior Secured Convertible Promissory Note with Rainmaker (the “Rainmaker Note”), pursuant to which the Company loaned Rainmaker the principal amount of $3.1 million. The Rainmaker Note is secured as a registered lien under the Uniform Commercial Code and the Personal Property Security Act (Ontario) against the assets of Rainmaker and bears interest at the rate of 10.0% per annum. The principal and interest accrue monthly and are due and payable in full on September 14, 2023. As of September 30, 2022 and December 31, 2021, the outstanding Rainmaker Note balance, including accrued interest, was $3.7 million and $3.5 million, respectively.

4.    Certain Balance Sheet Items
The following table summarizes other current assets (in thousands):

	September 30, 2022	December 31, 2021
Prepaid digital hosting services	$15,866	$20,043
Prepaid services	607	1,477
Prepaid insurance	653	406
Other	640	101
	$17,766	$22,027
The following table summarizes mining equipment, net (in thousands):

	September 30, 2022	December 31, 2021
Mining equipment	$37,304	$—
Accumulated depreciation	(1,110)	—
	$36,194	$—
Depreciation expense for mining equipment was $0.5 million and $1.1 million during the three and nine months ended September 30, 2022, respectively.
The following table summarizes other assets (in thousands):

	September 30, 2022	December 31, 2021
Deposit for mining equipment	$72,299	$102,238
Prepaid digital hosting services	20,050	—
Prepaid insurance and services	150	251
Other	68	59
	$92,567	$102,548

5.    Intangible Assets
The following table summarizes intangible assets, net (in thousands):

	September 30, 2022	December 31, 2021
Supplier agreements	$68,147	$68,147
Developed technology	10,344	10,344
Channel partner relationships	730	730
Customer relationships	380	380
Capitalized development costs	103	103
	79,704	79,704
Accumulated amortization:
Supplier agreements	(25,335)	(5,289)
Developed technology	(10,344)	(10,344)
Channel partner relationships	(689)	(598)
Customer relationships	(363)	(353)
Capitalized development costs	(103)	(103)
	(36,834)	(16,687)
Total finite-lived intangible assets, net	42,870	63,017
Carbon credits held for future use	2,077	—
Total intangible assets, net	$44,947	$63,017
Amortization expense for intangible assets was $7.0 million and $0.5 million during the three months ended September 30, 2022 and 2021, respectively. Amortization expense of intangible assets was $20.1 million and $0.8 million during the nine months ended September 30, 2022 and 2021, respectively. Estimated amortization expense for intangible assets is expected to be approximately $7.0 million for the remainder of 2022 and $8.6 million, $8.6 million, $8.6 million, $8.6 million, and $0.8 million in fiscal 2023, 2024, 2025, 2026 and 2027, respectively.
Hertford Asset Acquisition
On July 31, 2021, the Company entered into an agreement (the “Hertford Agreement”) with Hertford Advisors Ltd. (“Hertford”), a privately held company that provides turnkey mining solutions, to provide an exclusive right to assume all of Hertford’s rights to a number of digital asset mining hardware agreements (the “Equipment Agreements”). The Company has assumed and executed the first Equipment Agreement directly with the manufacturer, for the purchase of up to 60,000 new digital asset mining machines, with deliveries that commenced in January 2022 and continues through the remainder of 2022. In exchange for the assignment of the Equipment Agreements for which the Company has the right, but not the obligation to complete, in 2021 the Company issued to Hertford common and preferred shares with an aggregate value of $53.8 million and is included in supplier agreements.

6.Investments
Filecoiner Common Stock
In October 2021, the Company purchased 1,500,000 shares of common stock of Filecoiner, a private corporation, at a price equal to $4.00 per share and a cost basis of $6.0 million. During the nine month period ended September 30, 2022, the Company recognized an impairment for the common stock of Filecoiner held and recorded an impairment expense of $6.0 million.
Filecoiner Preferred Stock
In October 2021, the Company received 8,000 shares of Series B preferred stock of Filecoiner (“Filecoiner Series B Preferred Stock”) for consideration for the sale of its SnapServer® product line to Filecoiner. The preferred shares have a liquidation preference of $1,000 per share, do not accrue dividends nor have voting rights. Filecoiner will use 1.5% of its annual gross revenue to redeem any outstanding shares of Filecoiner Series B Preferred Stock. This amount will be paid to the holder of the Filecoiner Series B Preferred Stock within 15 days of the completion of Filecoiner's audited financial statements. During any 12-calendar month period, 25% of the shares of Series B Preferred Stock shall be convertible at the option of the holder thereof at any time into a number of shares of common stock determined by dividing (i) the original issue price by (ii) the conversion price then in effect. The initial conversion price for the Series B Preferred Stock shall be equal to $8.00 per share. The conversion price from time to time in effect is subject to adjustment as hereinafter provided in the Filecoiner acquisition agreement. The fair value of the Filecoiner Series B Preferred Stock was estimated using a Monte Carlo simulation with the following inputs: discount rate of 40%, risk-free rate of 1.05%, cost of debt of 7.48%, together with a capital option pricing model using the following inputs: volatility of 146% and risk-free rate of 1.05%. As of December 31, 2021, the fair value of the Filecoiner Series B Preferred Stock held by the Company was $6.4 million. During the nine month period ended September 30, 2022, the Company recognized an impairment for the preferred stock of Filecoiner held and recorded an impairment expense of $6.4 million.
Special Purpose Acquisition Company
In April 2021, the Company sponsored a special purpose acquisition company (“SPAC”), Minority Equality Opportunities Acquisition Inc. (“MEOA”), through the Company’s wholly owned subsidiary, Minority Equality Opportunities Acquisition Sponsor, LLC (“SPAC Sponsor”). MEOA’s purpose is to focus initially on transactions with companies that are minority owned businesses. In April 2021, SPAC Sponsor paid $25,000 of deferred offering costs on behalf of MEOA in exchange for 2,875,000 shares of MEOA’s Class B common stock (the “Founder Shares”) and is recorded on a cost basis.
In August 2021, SPAC Sponsor participated in the private sale of an aggregate of 5,395,000 Warrants (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant. The SPAC Sponsor paid $5.4 million to MEOA, which included $1.0 million from an investor participating in SPAC Sponsor and is included in other non-current liabilities. The Private Placement Warrants are not transferable, assignable or saleable until 30 days after MEOA completes a business combination. MEOA’s IPO was completed on August 30, 2021. The Private Placement Warrants held by the Company are recorded on a cost basis.
MEOA has 12 months from the closing of its IPO (or 21 months from the closing of its IPO if MEOA extends the period of time to consummate the initial Business Combination) (the “Combination Period”) to complete the initial Business Combination. If MEOA anticipates that it may not be able to consummate the initial Business Combination within 12 months, MEOA may extend the period of time to consummate a Business Combination by up to three additional three-month periods (up to a maximum of 21 months from the closing of the IPO). In order to extend the time available for MEOA to consummate its initial Business Combination, the SPAC Sponsor or its affiliates or designees must deposit into the Trust Account, for each additional three-month period, $1,265,000, on or prior to the date of the deadline with respect to such three-month extension period. The SPAC Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for MEOA to complete its initial Business Combination. If MEOA is unable to complete the initial Business Combination within the Combination Period, MEOA will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to MEOA to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of MEOA’s remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to MEOA’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if MEOA fails to complete the initial Business Combination within the Combination Period.
In August 2022, MEOA extended the Combination Period by executing the first three-month extension period. The SPAC Sponsor advanced the required fee of $1,265,000 to MEOA for the extension in the form of a note receivable held by the SPAC Sponsor. On August 30, 2022, MEOA entered into a business combination agreement with MEOA Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of MEOA (“Merger Sub”), and Digerati Technologies, Inc., a Nevada corporation (“Digerati”), pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into Digerati (the “Digerati Merger”), with Digerati surviving the Digerati Merger as a wholly owned subsidiary of MEOA, and with Digerati’s equity holders receiving shares of MEOA common stock.
Silicon Valley Technology Partners
In November 2018, in connection with the divestiture of Overland Storage, Inc. (“Overland”), the Company received 1,879,699 Silicon Valley Technology Partners (“SVTP”) Preferred Shares. As of both September 30, 2022 and December 31, 2021, the SVTP Preferred Shares have a fair value of $2.1 million. The fair value of this investment was estimated using discounted cash flows.
7.Fair Value Measurements
The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
The Company’s consolidated financial instruments include cash equivalents, accounts receivable, notes receivable, investments, accounts payable, and accrued liabilities. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash equivalents, accounts receivable, notes receivable, accounts payable and accrued liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments.
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
As discussed in Note 2, Summary of Significant Accounting Policies, to the Condensed Consolidated Financial Statements, the Company accounts for its bitcoin as indefinite-lived intangible assets, which are subject to impairment losses if the fair value of its bitcoin held decreases below their carrying value during the reporting period. For the three and nine months ended September 30, 2022, the Company incurred impairment losses of $0.1 million and $0.9 million, respectively, on its bitcoin held.

8.Preferred Shares
Series H Preferred Shares
On October 1, 2021, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series H Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The Series H Preferred Shares are convertible provided (and only if and to the extent) that prior shareholder approval of the issuance of all Sphere 3D common shares issuable upon conversion of the Series H Preferred Shares has been obtained in accordance with the rules of the Nasdaq Stock Market, at any time from time to time, at the option of the holder thereof, into 1,000 Sphere 3D common shares for every Series H Preferred Share. Each holder of the Series H Preferred Shares, may, subject to prior shareholder approval, convert all or any part of the Series H Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 9.99% of the total number of outstanding common shares of the Company. Each Series H Preferred Share has a stated value of $1,000. The Series H Preferred Shares are non-voting and do not accrue dividends.
In connection with the Hertford Agreement the Company entered into in July 2021, on October 1, 2021, the Company issued 96,000 Series H Preferred Shares with a fair value of $42.4 million to Hertford. The issuance of the Series H Preferred Shares was triggered by the Company’s $85.0 million deposit made to BitFuFu for digital mining hardware and other equipment. The Company has committed to additional issuances of Series H Preferred Shares to Hertford upon execution of new digital mining hardware equipment contracts as defined in the Hertford Agreement.
Series B Preferred Shares
For the three and nine months ended September 30, 2022, there were no preferred dividends. For the three and nine months ended September 30, 2021, there were related party preferred dividends of $58,000 and $329,000, respectively.
9.Share Capital
In April 2022, the Company issued 1,350,000 unregistered common shares, with a fair value of $1.7 million, to Bluesphere Ventures Inc. for the right to acquire up to 1,040,000 carbon credits over 14 months.
In March 2022, in connection with the Merger Agreement, the Company issued into escrow 850,000 common shares with a fair value of $1.2 million. On April 4, 2022, the Merger Agreement with Gryphon was terminated by the Company and the common shares were released to Gryphon as stated by the escrow agreement.
In December 2021, the Company entered into a consulting agreement with PGP Capital Advisors. (“PGP”) which was amended on February 7, 2022, to provide financial advisory services (as amended, the “PGP Consulting Agreement”). As compensation for PGP’s services to be provided pursuant to the PGP Consulting Agreement, on February 7, 2022, the Company issued to PGP (i) 100,000 common shares, (ii) 100,000 warrants to purchase up to 100,000 common shares at an exercise price of $4.00 per share, (iii) 100,000 warrants to purchase up to 100,000 common shares at an exercise price of $5.00 per share, and (iv) 100,000 warrants to purchase up to 100,000 common shares at an exercise price of $6.00 per share. The warrants are immediately exercisable and expire five years from the issuance date. The common shares and warrants issued to PCP had, in the aggregate, a fair value of $0.7 million.

The Company has an unlimited authorized number of common shares at no par value. At September 30, 2022, the Company had the following outstanding warrants to purchase common shares:

Date issued	Contractual life (years)	Exercise price	Number outstanding	Expiration
April 2018	5	$5.60	111,563	April 17, 2023
March 2020	3	$0.60	31,000	March 23, 2023
July 2021	3	$4.00	2,000,000	December 22, 2024
August 2021	3	$6.50	2,595,488	August 25, 2024
August 2021	3	$7.50	2,595,488	August 25, 2024
September 2021	5	$9.50	11,299,999	September 8, 2026
October 2021	3	$6.00	850,000	October 1, 2024
February 2022	5	$4.00	100,000	February 7, 2027
February 2022	5	$5.00	100,000	February 7, 2027
February 2022	5	$6.00	100,000	February 7, 2027
			19,783,538
10.Equity Incentive Plans
Stock Options
The fair value of option awards are estimated on the date of grant using the Black-Scholes option pricing model. Expected volatility was based on historical volatility of the Company’s common shares. The expected term of options granted was based on the simplified formula. The risk-free interest rate was based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant. The dividend yield assumption was based on the expectation of no future dividend payments. The assumptions used in the Black-Scholes model were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Expected volatility	n/a	n/a	124%	n/a
Expected term (in years)	n/a	n/a	4.2	n/a
Risk-free interest rate	n/a	n/a	2.71-3.25%	n/a
Dividend yield	n/a	n/a	—	n/a
The following table summarizes option activity:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding — January 1, 2022	675	$565.76
Granted	1,456,696	$1.37
Exercised	—	$—
Forfeited	—	$—
Options outstanding — September 30, 2022	1,457,371	$1.63	5.6	$—
Vested and expected to vest — September 30, 2022	1,457,371	$1.63	5.6	$—
Exercisable — September 30, 2022	215,675	$3.25	5.6	$—

Restricted Stock
Restricted stock units (“RSUs”) are recorded at fair value on the date of grant. The majority of the RSUs granted in 2022 will vest in a period less than 12 months. As of September 30, 2022, there are 1,500,000 RSUs that are fully vested, but have not been released, and are only included in number of shares granted in the table below. The following table summarizes RSU activity:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding — January 1, 2022	60,000	$3.46
Granted	3,862,943	$2.10
Vested and released	(1,521,667)	$2.23
Forfeited	—	$—
Outstanding — September 30, 2022	2,401,276	$2.05
The Company granted restricted stock awards (“RSAs”) in lieu of cash payment for services performed. The estimated fair value of the RSAs was based on the market value of the Company’s common shares on the date of grant. There were no RSAs granted during the nine months ended September 30, 2022. The Company granted fully vested RSAs of 301,880 with a fair value of $1.4 million during the nine months ended September 30, 2021.
Share-Based Compensation Expense
The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Sales and marketing	$—	$—	$—	$130
General and administrative	592	52	7,908	169
Total share-based compensation expense	$592	$52	$7,908	$299
Total unrecognized estimated compensation cost by type of award and the weighted-average remaining requisite service period over which such expense is expected to be recognized (in thousands, unless otherwise noted):

	September 30, 2022
	Unrecognized Expense	Remaining Weighted-Average Recognition Period (years)
RSUs	$1,018	1.6
Stock options	$995	1.6

11.Net Loss per Share
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Preferred shares, outstanding common share purchase warrants, and outstanding options are considered common stock equivalents and are only included in the calculation of diluted earnings per common share when net income is reported and their effect is dilutive.
Anti-dilutive common share equivalents excluded from the computation of diluted net loss per share were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Common share purchase warrants	19,783,538	19,512,039	19,783,538	19,512,039
Options and RSUs outstanding	3,858,647	71,728	3,858,647	71,728
Preferred shares issued and outstanding	96,000	1,000	96,000	1,000
12.Commitments and Contingencies
NuMiner Machine Purchase Agreement
In November 2021, the Company paid a $10.0 million refundable deposit to NuMiner Global, Inc. (“NuMiner”) and in February 2022, entered into an agreement with NuMiner to purchase 60,000 units of new NM440 Machines (the “NuMiner Agreement”) for the purpose of mining digital assets. In June 2022, the NuMiner Agreement was terminated and the Company requested the $10.0 million deposit be refunded. During the three and nine months ended September 30, 2022, the Company recorded a $10.0 million provision for losses on the deposit for mining equipment due to collectability issues with NuMiner.
Master Services Agreements
On June 3, 2022, the Company entered into a Master Services Agreement with Compute North LLC (the “Compute North MSA”) for, the colocation, management and other services of certain of the Company’s mining equipment for an initial term of five years. After the initial term, the agreement renews for successive one-month periods unless one party notifies the other in writing at least 30 days prior to the conclusion of the monthly period. For each order under the Compute North MSA, the monthly service fee is payable based on the actual hashrate performance of the equipment per miner type per location as a percentage of the anticipated monthly hashrate per miner type, estimated to be $0.6 million per month. As of September 30, 2022, the Company has two orders outstanding on the Compute North MSA and has made deposits, in the aggregate, of $1.2 million to Compute North for the last two months of monthly service fees for each of the outstanding orders. During the three and nine months ended September 30, 2022, the Company incurred no costs under the Compute North MSA pending the establishment of the Company’s mining equipment at the facility.
On August 19, 2021, Gryphon entered into a Master Services Agreement with the Company (the “Gryphon MSA”). To provide greater certainty as to the term of the Gryphon MSA, on December 29, 2021, the Company and Gryphon entered into Amendment No. 1 to the Gryphon MSA (the “Gryphon MSA Amendment”) to extend the initial term of the Gryphon MSA to four years, or to five years in the event the Company does not receive delivery of a specified minimum number of digital mining machines during 2022. Subject to written notice from the Company and an opportunity by Gryphon to cure for a period of up to 180 days, the Company shall be entitled to terminate the Gryphon MSA in the event of: (i) Gryphon’s failure to perform the services under the Gryphon MSA in a professional and workmanlike manner in accordance with generally recognized digital mining industry standards for similar services, or (ii) Gryphon’s gross negligence, fraud or willful misconduct in connection with performing the services. Gryphon shall be entitled to specific performance or termination for cause in the event of a breach by the Company, subject to written notice and an opportunity to cure for a period of up to 180 days. As consideration for the Gryphon MSA, Gryphon shall receive the equivalent of 22.5% of the net operating profit, as defined in the Gryphon MSA, of all of the Company’s blockchain and digital currency related operations as a management fee. In addition, any costs Gryphon incurs on the Company's behalf are to be reimbursed to Gryphon as defined in the Gryphon MSA. The Company incurred costs under this agreement of $337,000 and $1.1 million during the three and nine months ended September 30, 2022, respectively.
Digital Mining Hosting Sub-License
On October 5, 2021, the Company entered into a Sub-License and Delegation Agreement (“Hosting Sub-Lease”) by and between Gryphon and the Company, which assigned to the Company certain Master Services Agreement, dated as of September 12, 2021 (the “Core Scientific MSA”), by and between Core Scientific, Inc. (“Core Scientific”), and Gryphon and Master Services Agreement Order #2 (“Order 2”). On December 29, 2021, the Company and Gryphon entered into Amendment No. 1 to the Sub-Lease Agreement (the “Sub-Lease Amendment”) to provide Gryphon the right to recapture the usage of up to 50% of the hosting capacity to be managed by Core Scientific if the Merger Agreement is terminated prior to consummation of the merger. The agreement allows for approximately 230 MW of net carbon neutral digital mining hosting capacity to be managed by Core Scientific as hosting partner. The agreement features the installation of digital asset miners at Core Scientific's net carbon neutral blockchain data centers over the course of 11 months. As part of the agreement, Core Scientific will provide digital mining fleet management and monitoring solution, Minder™, data analytics, alerting, monitoring, and miner management services. As of September 30, 2022, the Company has paid $35.1 million to Gryphon for Order 2. The remaining commitment of $16.3 million is pending ongoing negotiations with Gryphon and Core Scientific as a result of the modified BitFuFu machine purchase agreement. The Company incurred costs under this agreement of $217,000 and $440,000 during the three and nine months ended September 30, 2022, respectively.
The Hosting Sub-Lease shall automatically terminate upon the termination of the Core Scientific MSA and/or Order 2 in accordance with their respective terms. In addition, upon any termination of the Gryphon Merger Agreement by Sphere 3D, Gryphon shall have the right, in its sole discretion, to terminate this Core Scientific MSA in its entirety (including the Hosting Sub-Lease) upon not less than 180 calendar days’ written notice to Sphere 3D.
BitFuFu Machine Purchase Agreement
In July 2021, the Company entered into an agreement with FuFu Technology Limited (the “BitFuFu Agreement”), subsequently amended in September 2021, for the purchase of digital mining hardware and other equipment to the Company. In October 2021, the BitFuFu Agreement was assigned to Ethereal Tech PTE. The Company has committed to purchase 60,000 machines for an aggregate value of $305.7 million through December 2022. As of September 30, 2022, the Company has made payments of $107.0 million for the BitFuFu Agreement for purchase of machines which began delivery in January 2022 and continues through the remainder of 2022. The payments are not refundable, save as otherwise mutually agreed by the parties.
Majestic Dragon Financial Services
In July 2021, the Company retained Majestic Dragon Financial Services Ltd. (“Majestic Dragon”), to provide consulting and advisory services to the Company commencing on the closing of the Hertford Agreement, dated as of July 31, 2021, for a term ending on the date on which Majestic Dragon and its affiliates or any funds managed by Majestic Dragon cease to own, directly or indirectly, any equity interests of the Company (the “Majestic Dragon Advisory Agreement”). The Company will pay Majestic Dragon (i) 3.0% of the Hertford Agreement transaction, paid in common shares, which amount shall be paid concurrently with any payment made to Hertford for the placement of the assets to the Company from Hertford pursuant to the terms of the Hertford Agreement, and (ii) 100 Bitcoin per year for a period of two years, payable from the first coin mined in the corresponding year. In January 2022, the Company mined its first Bitcoin and recorded expense of $3.5 million for the 100 Bitcoin liability to Majestic Dragon. As of September 30, 2022, the Company has recorded a fair value adjustment reducing the liability by $1.5 million, which is included in general and administrative expense. As of September 30, 2022, the Company has a liability of $2.0 million which is payable in Bitcoin and included in accrued liabilities.

Greenwich Lease
On July 11, 2022, the Company entered into a lease agreement for administrative offices located in Greenwich, Connecticut (the “Greenwich Lease”) for approximately 4,200 square feet. The Greenwich Lease began July 11, 2022, has a term of 12 months, without a renewal option, and a monthly payment of approximately $19,000. The Company will also pay a pro rata share of utilities. The Company has elected the short-term lease exception for the accounting of this lease.
Waxahachie Lease
In January 2022, the Company entered into a lease agreement for administrative offices and research facilities located in Waxahachie, Texas (the “Waxahachie Lease”) for approximately 3,600 square feet. The Waxahachie Lease occupancy will begin upon completion of certain tenant improvements, which are included in the Waxahachie Lease for up to $147,000, and has a term of five years. Occupancy was established in the fourth quarter of 2022. The Company will also pay a pro rata share of operating costs, insurance costs, utilities and real property taxes.
Letters of credit
During the ordinary course of business, the Company provides standby letters of credit to third parties as required for certain transactions initiated by the Company. As of September 30, 2022, the Company had one outstanding standby letter of credit to be used for the bond necessary for the Company to receive mining machines.
Extended Warranty
The Company had $17,000 and $56,000 in deferred costs included in other current and non-current assets related to deferred service revenue at September 30, 2022 and December 31, 2021, respectively. Changes in the liability for deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

Deferred Revenue
Liability at January 1, 2022	$214
Revenue recognized during the period	(156)
Change in liability for warranties issued during the period	95
Liability at September 30, 2022	$153
Current liability	90
Non-current liability	63
Liability at September 30, 2022	$153
Litigation
The Company is, from time to time, subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending proceedings will not have a material effect on the Company’s results of operations, financial position or cash flows.

13.Segment Information
The Company has two operating segments, (1) Digital Mining and (2) Service and Product. The relevant guidance requires that segment disclosures present the measure(s) used by the chief operating decision maker to decide how to allocate resources and for purposes of assessing such segments’ performance.
The Digital Mining segment generates revenue from the digital currency the Company earns through its bitcoin mining activities. The Service and Product segment generates revenue from long-term customer contracts for service contracts and extended service contract and the sale of products related to the Company’s data storage product line.
Digital Mining Segment
The Company generates its digital mining revenue from one mining pool operator. The Company’s revenue from digital mining is generated in the United States.
For the three and nine months ended September 30, 2022 and 2021, the Company had one supplier of mining equipment.
Service and Product Segment
Service and product had the following customers that represented more than 10% of revenue.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Customer A	23.6%	12.8%	21.1%	14.2%
Customer B	12.6%	—%	12.9%	—%
Customer C	13.3%	—%	—%	—%
Customer D	—%	10.2%	—%	—%
Customer E	—%	10.2%	—%	—%
The Company’s revenue from service and product is generated primarily in the United States.
Service and product had the following receivable’s that represented more than 10% of accounts receivable.

	September 30, 2022	December 31, 2021
Customer A	20.5%	26.3%
Customer B	18.1%	10.6%
Customer C	14.9%	—%
Customer D	12.1%	19.6%
Customer E	11.4%	—%
Customer F	—%	25.5%

14.Subsequent Events
On October 19, 2022, the Company entered into an amendment to its BitFuFu Agreement. The amended agreement stated no additional payments are required to be made by the Company, and the purchase order was reduced from 60,000 machines to approximately 17,000 machines.
On October 29, 2022, the Company and Majestic Dragon entered into a settlement and release agreement and as a result, the Company is no longer obligated to make the two 100 Bitcoin payments stated in the Majestic Dragon Advisory Agreement. The Company expects to reverse the $2.1 million Bitcoin liability in the fourth quarter of 2022.
On October 31, 2022, the Company filed an arbitration request against Core Scientific regarding the Core Scientific MSA assigned to the Company on October 5, 2021. The Company has requested that certain advanced deposits paid be refunded back to the Company as a result of the modification to the Company’s BitFuFu machine purchase agreement.
On October 31, 2022, the Company issued 1,500,000 common shares for fully vested RSUs held by a former executive of the Company.
On November 7, 2022, the Company entered into an agreement with Hertford modifying the number of outstanding Series H Preferred Shares held by Hertford (the “Modified Hertford Agreement”). Pursuant to the Modified Hertford Agreement, the Company cancelled 36,000 Series H Preferred Shares, representing 37.5% of the outstanding Series H Preferred Shares, without payment of any cash consideration. Hertford will retain 60,000 Series H Preferred Shares. At the Company’s upcoming Annual General Meeting scheduled for December 20, 2022, the Company will seek shareholder approval for the conversion of the remaining 60,000 Series H Preferred Shares, subject to the terms and conditions contained in the Company’s Articles of Incorporation. The Modified Hertford Agreement also provides for certain resale restrictions applicable to the common shares that are issuable upon the conversion of the remaining Series H Preferred Shares during the two-year period ending on December 31, 2024, which are different from the restrictions contained in the Hertford Agreement.